April 22, 2013

Via Edgar

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:	ASAP Expo, Inc.
Form 8-K
Filed on April 18, 2013
File No. 001-34294

Dear Mr. Stephen Krikorian,

On behalf of ASAP Expo, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated April 18, 2013 (the “Letter”) regarding the Company’s Form 8-K Changes in Registrant’s Certifying Accountant (the “Form 8-K”) filed on April 18.

We have made every effort to address your observations and recommendations included in the Letter where appropriate and file an amended Form 8-K with updated Exhibit 16.1 providing a letter from Company’s previous auditor Hood & Associates CPA.

Pursuant to your letter, we are writing this statement from the company acknowledging that the company is responsible for the adequacy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (213) 625-1200 if we can be of further assistance. We thank you in advance for your customary courtesies.

Sincerely,

/s/ Frank Yuan
Frank Yuan
CEO
ASAP Expo Inc.